MANAGEMENT’S DISCUSSION & ANALYSIS – 2007 THIRD QUARTER

Introduction

This MD&A has been prepared by management and approved by the Board of Directors as at November 13, 2007. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2007. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and discontinued operations in Mali; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s continuing operations principally involve the development of the Bisha Project in Eritrea, Northeast Africa.  Nevsun published the results of the feasibility study on October 12, 2006, and the delivered a Social and Environmental Impact Assessment (SEIA) to the Government of Eritrea in December, 2006.

Mineral Property Developments

Bisha – Eritrea

See the subsequent events section of this management discussion and analysis regarding the State of Eritrea’s decision to increase its participation in the Bisha project, a development that management feels is a precursor to the finalization of discussions regarding a mining agreement for the Bisha Project.

The Company’s Bisha Project is a high-grade gold, copper, zinc volcanogenic massive sulphide deposit that has had a positive independent economic Feasibility Study completed in October 2006. A Social and Environmental Impact Assessment (SEIA) was also completed at the end of 2006. Both of these studies demonstrate the viability of the Project and both were subject to Government review as well as review by technical consultants working on behalf of potential bankers for the Project.

Highlights of the Feasibility Study (October 2006):

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

10 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case (conservative historic metal prices) Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

Cumulative cash flow

-

$356 million

NPV (10% discount)

-

$135 million

Payback

-

2.6 years    (pre-production capital payback)

Capital Cost Estimate

-

$196 million pre-production

Expansion Capital Estimate

-

$61 million + $31 million in two phases, funded from operations

Operating Costs

-

$31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Metals Prices Case Financial Analysis (after tax):

Commodity prices have fluctuated since the preparation of the feasibility study. Updating the feasibility study estimates utilizing approximate metal prices as at October 31, 2007 over life of mine (Au $800/oz, Cu $3.40/lb, Zn $1.25/lb, Ag $14/oz), provides the following estimated outcomes:

Rate of Return

-

70%

Cumulative cash flow

-

$1,858 million

NPV (10% discount)

-

$892 million

Payback

-  1 year    (pre-production capital payback)

A 43-101 compliant Technical Report on the economic feasibility is accessible on SEDAR at www.SEDAR.com, filed November 16, 2006.

In parallel with the mining agreement discussions, Nevsun has undergone a bidding process and has selected its EPCM (engineering, procurement, construction and management) contractor for the Bisha Project; SENET of South Africa. The Company also sought competitive quotes for the procurement of the project’s major capital long lead items and has identified its preferred supplier for the critical long lead items, including the crusher, SAG and ball mills.

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene		Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 3 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case (conservative historic metal prices):
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)	(28)		(3)

Recent metals prices (approx. October 31/07) :
(Au $800/oz, Cu $3.40/lb, Zn $1.25lb, Ag $14/oz)
After tax cash flow (millions $)		205	195	296	292	307	165	167	158	165	196
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound using base case metal prices.

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant (ITC) has carried out third party due diligence on behalf of the interested financial institutions who would be expected to provide project finance.

The Company anticipates completion of a comprehensive mining agreement with the Government very soon, with the grant of a mining license to follow shortly thereafter.

Assuming a normal progression with finance, the Company anticipates commencement of production in early 2010.

Discontinued Operations and Assets Held for Sale

Tabakoto - Mali

On September 5, 2007 the Company announced it was placing the Tabakoto Mine on care and maintenance.  The Mine has been running at a loss since inception in mid-May of last year. Nevsun has been engaged in discussions with a number of parties about a sale or joint venture of the Tabakoto Mine and the adjoining Segala property.  Genuity Capital Markets is assisting the Company with the process.

The carrying value of the Tabakoto Mine property, plant and equipment was removed from the Company’s books as of December 31, 2006.  The remaining assets and liabilities of the Mine and the Segala property have been classified in the financial statements as available for sale.  See note 3 of the financial statements for details of the assets and liabilities that are recorded as such.

The cash used by discontinued operations was $1,802,835 for the most recent quarter and $4,900,210 for the nine months ended September 30, 2007. The Statement of Operations and Comprehensive Loss includes discontinued operations loss of $2,689,913 for the quarter and a loss of $6,068,840 for the year.

See the table below for a summary of operating results of the discontinued Tabakoto Mine:

TABAKOTO MINE	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Key Operating Statistics
Gold production (ounces)	19,897	16,605	18,115	18,722
Gold sold (ounces)	19,420	15,744	19,136	17,042
Realized price per ounce sold (1)	$680	$667	$648	$617
Revenue	$13,226,564	$10,500,671	$12,405,079	$10,159,467

Total cash costs (2)	$12,222,230	$12,262,119	$12,493,593	$10,521,922
Cash cost per ounce produced	$614	$738	$690	$671
Total production costs (3)	$12,289,908	$12,328,584	$12,588,962	$16,065,873
Production cost per ounce produced	$618	$742	$693	$1,027

Other
Volume milled (tonnes)	178,349	162,338	155,669	171,183
Average mill feed grade (grams per tonne)	3.8	3.7	4.2	3.9
Average recovery rate	90%	86%	87%	88%

1  Per ounce weighted average, before Government 6% royalty

2 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard, which by definition excludes the 6% government royalty (approximately $40 per ounce in Q2 2007)

3 Includes total cash costs plus depreciation, depletion, amortization and accretion related to asset retirement obligations. As a result of the write-down of the Tabakoto mine in Q4 2006, there is no allocation of depreciation and depletion for quarters after Q4 2006

Note that costs related to agreement terminations of $2,961,413 were omitted in the calculation of cash costs and production costs as they are not considered as costs of production for the period.

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in the table above.  These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.  These measures are not necessarily indicative of loss or cash flow from discontinued operations as determined under GAAP.

A reconciliation between GAAP and cash and production costs is provided below:

TABAKOTO MINE	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Costs of sales and mining	$13,042,677	$12,928,525	$13,262,919	$11,165,292
Depreciation	-	-	-	5,477,362
Government royalty costs	(788,830)	(625,666)	(739,699)	(606,037)
By-product credits	36,061	25,725	35,742	29,256
Total production costs	12,289,908	12,328,584	12,558,962	16,065,873

Less: non-cash accretion and depreciation	(67,578)	(66,465)	(65,369)	(5,543,951)
Total cash costs	$12,222,230	$12,262,119	$12,493,593	$10,521,922

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2007 3rd	2007 2nd	2007 1st	2006 4th
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	$ (1,962,863)	$ (2,281,218)	$ (2,641,443)	$ (3,467,228)
Loss per share (basic & fully diluted)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.03)

	2006 3rd	2006 2nd	2006 1st	2005 4th
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	$ (2,179,043)	$ (2,283,533)	$ (2,434,044)	$ (2,825,969)
Loss per share (basic & fully diluted)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.03)

Results of Continuing Operations

Exploration costs are mainly related to the Bisha Project in Eritrea. They are down from 2006 when the Company carried out additional active exploration on other projects in Eritrea. The interim financial statements for the current and previous quarters provide detailed breakdowns of the exploration/development costs by property.

The loss from continuing operation of $1,962,863 (2006 – $2,179,043) includes exploration costs of $1,262,926 (2006 – $1,271,177), the non-cash charge of $265,888 (2006 – $401,228) for stock-based compensation, remuneration costs of $255,455 (2006 – $218,044), and investment income of $176,591 (2006 – $74,431).  The charges for stock-based compensation are high due to the assumptions required in the Black-Scholes valuation model that are impacted by the Company’s stock price volatility over the past five years.  Aside from the above noted factors, total overheads for the three months were $355,185 (2006 – $363,025), a decrease of 2% from the same period in the prior year.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors, exploration expenses and, to a lesser extent, stock-based compensation, remuneration and investment income:

(1)

exploration expenditures in Q3/2007 $1,262,926,Q2/2007 $1,098,235, Q1/2007 $980,954, Q4/2006 $1,939,068, Q3/2006 $1,308,325, Q2/2006 $1,315,736, Q1/2006 $1,732,169, Q4/2005 $2,096,150. Costs classified as exploration activities for the most recent eight quarters consisted largely of the development of the feasibility and related studies for the Bisha project.

(2)

remuneration in Q3/2007  $ 255,455, Q2/2007 $242,106, Q1/2007 $255,633, Q4/2006 $255,379, Q3/2006 $218,044, Q2/2006 $238,720, Q1/2006 $242,456, Q4/2005 $349,766.

(3)

stock-based compensation in Q3/2007 $ 265,888,Q2/2007 $590,485, Q1/2007 $ 1,046,641, Q4/2006 $512,610, Q3/2006 $401,228, Q2/2006 $419,734, Q1/2006 $309,122, Q4/2005 $510,118.

(4)

investment income in Q3/2007  $ 176,591, Q2/2007 $240,811, Q1/2007 $284,340, Q4/2006 $205,976, Q3/2006 $74,431, Q2/2006 $84,003, Q1/2006 $166,457, Q4/2005 $191,450.  Investment income in arises from interest earned on cash equivalents and short-term investments.

Liquidity and Capital Resources

The Company’s working capital for continuing operations at September 30, 2007 was $12.7 million (December 31, 2006 – $21.8 million).

On October 29, 2007 the Company closed a non-brokered private placement of 10,000,000 common shares for proceeds of $15,700,000 (CDN$15 million).  In the previous eighteen months, the Company closed two equity financings; one in May 2006 for $9 million (CDN$10 million) and another in October 2006 for $25 million (CDN$30 million).

Also in late October the Company entered into an agreement with the Eritrean National Mining Corporation that shall supply additional capital for the development of the Bisha Project (see Subsequent Events below). Significant additional capital will be required to fund the full development capital for the Bisha Project (see above “Highlights of the Feasibility Study”), some of which will be supplied by ENAMCO and other traditional sources of project finance.

Contractual Obligations:

There are no material commitments or contingencies for continuing operations.

For discontinued operations, the Company is in negotiations with vendors to terminate several of its long-term supply agreements and estimates it will incur approximately $2,300,000 in unrecorded termination related payments.  The Company has a minimum take or pay obligation on discontinued operations for power supply of $100,000 per month until mid-2010.

Subsequent Events

Increase in Participation of Eritrean State in Bisha project

On October 26, 2007 the Company and the Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest, to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).

The agreement provides for a provisional payment by ENAMCO within three months of the date of the agreement. A purchase price adjustment shall be determined at the time of Bisha’s first gold shipment by an independent professional valuator using the cash flow financial model in the Bisha feasibility study, updated for the market consensus for metal prices, actual capital costs incurred, and applying the then applicable discount rate.

The future market will have a significant bearing on the final purchase price. The feasibility study demonstrates quite clearly that the Bisha Project is most sensitive to metal prices and is very much less sensitive to capital costs and operating costs. The project is financially robust as a result of low operating costs throughout the mine life.

In addition to the project purchase price, ENAMCO will fund its pro-rata 33.3% share of capital expenditure for the Project (33.3% = 30/90ths of contributing interests).

This participation allows both parties to move forward together as partners in the Project and are beneficial to the Project, the Company and the Government of Eritrea in many ways:

•

Positive Government support will help expedite all local requirements, reducing the risk of disruption

•

Early cash contribution by ENAMCO provides the Company with some of its immediate capital funding requirements

•

Reduced political risk with ENAMCO as a major shareholder

•

ENAMCO provides its proportionate share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities

Sale of Kubi – Ghana

The Company completed the sale of its Kubi property to PMI Gold Corporation (“PMI”) on October 12, 2007.  The Kubi transaction involved the sale of Nevsun Resources (Ghana) Ltd. (“Nevsun Ghana”), a wholly owned subsidiary of Nevsun. The Kubi property hosts a former open pit operation that was mined by AngloGold Ashanti during the period between 1999 and 2006 whereby Nevsun received royalty payments from Ashanti until early 2006.

In consideration of the sale, the Company received nine million PMI common shares and, on or before 6 months after closing of the transaction, shall receive a further US$3 million. The second installment is payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI. The Company will record a gain on the transaction in the fourth quarter of 2007 of approximately $5,700,000.

Equity financing

See the Liquidity and Capital Resources section above for details of an equity issue closed by the Company on October 29, 2007.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea and has evaluated the Mali properties internally, also using the work of experts. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2006, the Company’s disclosure controls and procedures were not effective, due to the material weakness in the Company’s internal control over financial reporting described below under “Internal Control over Financial Reporting”.

In the preparation of the interim consolidated financial statements for the period ended September 30, 2007, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weakness described above.

Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting, and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2006, management concluded that, for the period then ended, a material weakness existed in the Company’s internal control over financial reporting.  An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. Management has determined that the material weakness was caused by personnel constraints within the Company’s Tabakoto operations in Mali.  Such material weakness could result in a failure to detect breakdowns in the effective operation of underlying controls and could result in material misstatements in the financial statements.

In the preparation of the interim consolidated financial statements for the period ended September 30, 2007, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weakness described above.

Changes in Internal Control Over Financial Reporting

Since identification of the weakness described above, management has taken steps to improve internal control over financial reporting. Management has assigned specific control monitoring responsibilities to correct the material weakness identified and has commenced building capacity of its staff in operations by the addition of trained personnel.

Changes in Accounting Policy

Effective January 1, 2007 the Company has adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants, Comprehensive Income; Financial Instruments – Presentation and Disclosure and Financial Instruments – Recognition and Measurement. A description of these standards and the impact of their adoption on the Company is discussed in note 2 to the interim consolidated financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

November 13, 2007